Exhibit 99.1

FBS Global Limited

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held on September 13, 2026

NOTICE IS HEREBY GIVEN that you are cordially invited to attend the extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of FBS Global Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”) to be held on September 13, 2026, at 9 a.m., Singapore time, at 74 Tagore Lane, #02-00 Sindo Industrial Estate, Singapore 787498 to consider and, if thought fit, to pass with or without amendment the following resolution:

ORDINARY RESOLUTION

THAT:-

1.	Subject to and conditional upon, and to be effected immediately upon, the Company obtaining clearance or authorization from The Nasdaq Stock Market LLC (“Nasdaq”) in respect thereof, every 10 (ten) shares of a par value of US$0.001 each in the share capital of the Company (whether issued or unissued) as at the time this resolution becomes effective be consolidated into one (1) share of a par value of US$0.01 each (the “Share Consolidation”), such that that following the Share Consolidation, the authorised share capital of the Company of US$500,000 divided into 500,000,000 shares with a par value of US$0.001 each will become the authorised share capital of US$500,000 divided into 50,000,000 shares with a par value of US$0.01 each; and

2.	the board of directors (the “Board”) of the Company be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (i) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (ii) arranging for the sale of any shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company, and the Board be and is hereby authorized to do all other acts and things as the Board in its sole discretion considers necessary or desirable for the purposes of giving effect to and/or implementing the Share Consolidation (the “Proposal 1”).

The foregoing item of business is more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Board fixed 5:00 p.m., New York time on September 2, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend and vote at the Extraordinary Meeting or any adjournment or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the internet. You may revoke your vote by submitting a subsequent vote over the internet before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors,

/s/ Kelvin Ang
September 1, 2026	Kelvin Ang Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY MEETING OF MEMBERS TO BE HELD ON September 13, 2026

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FBS Global Limited

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of FBS Global Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held on September 13, 2026, at 9 a.m., Singapore time, at 74 Tagore Lane, #02-00 Sindo Industrial Estate, Singapore 787498.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolution:

ORDINARY RESOLUTION

THAT:-

1.	Subject to and conditional upon, and to be effected immediately upon, the Company obtaining clearance or authorization from The Nasdaq Stock Market LLC (“Nasdaq”) in respect thereof, every 10 (ten) shares of a par value of US$0.001 each in the share capital of the Company (whether issued or unissued) as at the time this resolution becomes effective be consolidated into one (1) share of a par value of US$0.01 each (the “Share Consolidation”), such that that following the Share Consolidation, the authorised share capital of the Company of US$500,000 divided into 500,000,000 shares with a par value of US$0.001 each will become the authorised share capital of US$500,000 divided into 50,000,000 shares with a par value of US$0.01 each; and

2.	the board of directors (the “Board”) of the Company be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (i) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (ii) arranging for the sale of any shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company, and the Board be and is hereby authorized to do all other acts and things as the Board in its sole discretion considers necessary or desirable for the purposes of giving effect to and/or implementing the Share Consolidation (the “Proposal 1”).

The Board recommends a vote FOR Proposal 1.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our shares, as of 5:00 p.m., New York time on September 2, 2026 (the “Record Date”) are entitled to notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponement thereof.

Each fully paid Ordinary Share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares and votes you are entitled to cast at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote by Internet before the Extraordinary Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

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What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if two shareholders entitled to vote and representing not less than one-third (1/3) in nominal value of the total issued voting shares of the Company are present throughout the meeting, in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative. If you submit a proxy, even though you abstain as to the Proposal, or you are present in person at the Extraordinary Meeting, your shares shall be counted for the purpose of determining if a quorum is present. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies. Broker non-votes and abstentions will not be taken into account in determining the outcome of the Proposal.

Votes Required

How many votes are required to approve the Proposal?

Assuming a quorum as referenced above is reached,

●	For Proposal 1—the Ordinary Resolution to approve Proposal 1 shall be approved if it has been passed by a simple majority of votes cast by shareholders entitled to vote who vote in person or by proxy at the Extraordinary Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the Proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the outcome of the Proposal.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting, at which the proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. If you are a shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

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PROPOSAL 1 – SHARE CONSOLIDATION (REVERSE STOCK SPLIT)

Purpose of Share Consolidation

The Company’s shares are listed on the Nasdaq Capital Market under the trading symbol “FBGL”. In order for the Company’s shares to continue to be listed on Nasdaq, the Company must satisfy the continued listing standards established by Nasdaq, including the requirement under Nasdaq Listing Rule 5550(a)(2) that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Under Nasdaq Rule 5810(c)(3)(A), a failure to meet the minimum bid price requirement is determined to exist if the deficiency continues for a period of 30 consecutive business days.

The Board believes that a delisting of the Company’s shares from Nasdaq would likely result in decreased liquidity, increased volatility, reduced analyst coverage and diminished institutional investor interest, and could also cause a loss of confidence among corporate partners, customers and employees, which could harm the Company’s business and future prospects.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

Having weighed these factors, the Board determined that maintaining the Company’s Nasdaq listing and supporting an appropriate market price per share are in the best interests of the Company and its shareholders, and that the Share Consolidation is an appropriate means of doing so.

In addition, there can be no assurance that, after the Share Consolidation, the Company will be able to maintain the listing of its listed shares on Nasdaq. Nasdaq maintains several other continued listing requirements applicable to the Company’s listing. Shareholders should recognize that upon the Share Consolidation taking effect, they will own a smaller number of shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of its listed shares, it may not increase the market price in proportion to the reduction in the number of shares issued and outstanding or result in a permanent increase in the market price, which depends on many factors, including the Company’s performance, prospects and other factors unrelated to the number of shares issued and outstanding.

If the market price of the Company’s shares declines following the Share Consolidation, the percentage decline in the market price and the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s shares could be adversely affected by the reduced number of shares issued and outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results described above.

The Board has determined to submit for shareholder approval a fixed consolidation ratio of one (1)-for-10, rather than a range of ratios, so that shareholders approve the precise consolidation to be implemented. The fixed ratio will apply across the Ordinary Shares. No further action by shareholders or the Board will be required to effect it.

To support the Company’s ability to comply with the Bid Price Rule and maintain its Nasdaq listing, the Board believes that it is in the best interests of the Company and its shareholders to effect the Share Consolidation at the fixed ratio of one (1)-for-10. If Proposal 1 is approved, the Share Consolidation will take effect after obtaining necessary approvals from Nasdaq, and the Board will not have any discretion to vary the ratio, to defer implementation or to abandon the Share Consolidation. The directors will remain authorized to settle any difficulty arising from fractional shares and to take the administrative steps necessary to give effect to the Share Consolidation.

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Fractional Shares

No fractional shares shall be issued upon the Share Consolidation. Upon approval of Proposal 1, the directors will be authorized to settle as they consider expedient any difficulty arising in relation to fractional entitlements, including by capitalizing all or any part of any amount standing to the credit of any reserve or fund of the Company, including its share premium account and profit and loss account, whether or not available for distribution, and applying such sum in paying up unissued shares to round up fractions of shares issued to or registered in the name of shareholders following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation becomes effective, the authorized share capital of the Company will be consolidated at the fixed ratio of one (1)-for-10, accompanied by a corresponding increase in the par value of the shares from US$0.001 to US$0.01 each. Accordingly, the number of authorized but unissued shares will be reduced at the same ratio, while the aggregate authorized share capital of the Company will remain US$500,000.

Issued and Outstanding Shares

The Share Consolidation will reduce the number of issued and outstanding Ordinary Shares at the fixed ratio of one (1)-for-10, accompanied by a corresponding increase in the par value of the shares from US$0.001 to US$0.01 each.

Each shareholder’s proportionate ownership of the issued and outstanding shares immediately following the effectiveness of the Share Consolidation would remain the same, subject only to adjustments related to the treatment of fractional shares described above.

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per-share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for or convert into the Company’s shares. This is intended to preserve approximately the same aggregate exercise price and value of shares delivered immediately following the Share Consolidation as immediately before it.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected through a filing with the SEC by the Company. The Company will notify Nasdaq of the Share Consolidation in advance of its effectiveness, and the Company’s listed shares will begin trading on a post-consolidation basis at the opening of trading on the date announced by Nasdaq, under a new CUSIP number. The Company expects that its transfer agent, VStock Transfer, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

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Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve Proposal 1.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL 1.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1 212-828-8436.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

September 1, 2026	By Order of the Board of Directors

/s/ Kelvin Ang
Kelvin Ang Chief Executive Officer

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